Exhibit 99.7

Bijzondere Algemene Vergadering van 26 juli 2016 Special Shareholders’ Meeting of 26 July 2016

Dr. Mary Kerr

Dr. Kerr, van Engelse nationaliteit, is Chief Executive Officer en bestuurder van NeRRe Therapeutics. Voorafgaand aan haar aanstelling bij NeRRe, bekleedde Mary gedurende meer dan 20 jaar verschillende topfuncties bij GSK, met als meest recente die van Senior Vice President and Global Franchise Leader van de Immuno-inflammation en Infectious Diseases franchise. Mary was een van de oprichters en lid van het Corporate Executive team van ViiV Healthcare, waar zij zorgde voor een ommekeer in de prestaties van de HIV activiteiten in Europa. Het grootste deel van haar carrière heeft zij gewerkt op het raakvlak van R&D en commerciële activiteiten in wereldwijde strategie en regionale operationele rollen, voornamelijk op het gebied van wees- en gespecialiseerde medicijnen. Mary behaalde een Ph.D. in Farmacologie aan de universiteit van Bradford, deed postdoctoraal onderzoek bij de Michigan Cancer Foundation in Detroit en heeft een MBA van de universiteit van Kingston. Ze is sinds oktober 2015 tevens Operating Partner bij Advent Life Sciences, een van de investeerder in NeRRe Therapeutics.

Dr. Kerr, a UK national, is Chief Executive Officer and Director at NeRRe Therapeutics. Prior to her appointment at NeRRe, Mary held a range of senior leadership roles at GSK over more than 20 years, most recently as Senior Vice President and Global Franchise leader for the Immuno-inflammation and Infectious Diseases franchise. Mary was a founding member and on the Corporate Executive team of ViiV Healthcare where she led a turnaround in the performance of the HIV business in Europe. She has spent the majority of her career on the R&D commercial interface in global strategy and regional operational roles, predominantly in the specialty and orphan space. Mary gained a Ph.D. in Pharmacology at the University of Bradford, did post-doctoral research at the Michigan Cancer Foundation in Detroit and has an MBA from the University of Kingston. She is also an Operating Partner with Advent Life Sciences, one of NeRRe Therapeutics’ investors, since October 2015.

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